FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

July 11, 2007

Item 3: News Release:

A news release dated and issued on July 11, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Grants Stock Options.

Item 5: Full Description of Material Change:

Stock Options Granted

July 11, 2007 Vancouver: El Nino Ventures Inc. wishes to announce that 1,822,000 incentive stock options have been granted to directors, officers, employees and consultants at an exercise price of $0.60 per common share for a period of five years.

The foregoing is subject to regulatory approval.

About El Niño

El Niño Ventures is a mineral exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007, El Niño will commence a 25,000 meter drill program on the Bathurst Mining Camp. EL Niño is presently in an aggressive acquisition phase to acquire more projects in the DRC.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of July 2007.